News Release

TransAlta Reports Third Quarter 2015 Results

CALGARY, Alberta (October 30, 2015) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) today reported third quarter 2015 financial results. Comparable EBITDA([1]) for the third quarter was $219 million, an increase of $7 million compared to the same period last year, as the Company’s high level of contracts and hedges largely mitigated the impact of low power prices in Alberta during the quarter. Continued improvements in mining operations to reduce fuel costs and a return to a normal level of gross margin in Energy Marketing also contributed to the solid performance in the quarter. Comparable FFO(1) for the quarter was $126 million, $19 million lower than last year, as non-realized mark-to-market losses included in EBITDA in the second quarter impacted FFO during the third quarter. Year-to-date, comparable EBITDA was $677 million and comparable FFO was $497 million compared to EBITDA and FFO of $735 million and $537 million, respectively, for the same period in 2014.

“Our third quarter results reflect the positive impact of steadily improving operations. Our focus on costs, efficiencies and hedging have us well positioned as we leave 2015 and enter into 2016”, said Dawn Farrell, President and Chief Executive Officer. “We closed transactions this quarter that added to our renewables portfolio, extended our contracted cash flows and increased our competitiveness.”

Highlights for the quarter are set out below:

•	Restructured contractual agreements at our Poplar Creek facility, to extend the contracted cash flows attributed to Poplar Creek from 2023 to 2030, and acquired two wind facilities, representing 65 megawatts of capacity. As part of the restructuring, our customer acquired our steam generators, rights to the output of our gas generators until 2030, and operational control of the facility. The transaction closed on Sept. 1, 2015 and we have recognized a gain of $263 million on the transaction. Over the last three years, we have nearly doubled the weighted average remaining contractual life of our gas fleet from 6 years to 12 years.
•	Acquired 71 megawatts of fully contracted renewable generation assets for cash consideration of US$76 million together with the assumption of certain tax equity and US$42 million of non-recourse project debt. The assets include our first solar facilities, representing 21 megawatts (“MW”) of capacity in Massachusetts, and a 50 MW wind farm in Minnesota. The acquisition of the solar facilities was completed on Sept. 1 and the acquisition of the wind farm closed on Oct. 1, 2015.

([1]) Comparable EBITDA refers to Earnings before interest, taxes, depreciation and amortization including finance lease income and adjusted for certain other items. FFO refers to Funds from Operations. Free Cash Flow refers to Funds from Operations less sustaining capital, preferred dividends and non-controlling interest payments. Comparable EBITDA, comparable net earnings attributable to common shareholders, comparable funds from operations, comparable free cash flow, comparable earnings per share, comparable funds from operations per share, and comparable free cash flow per share are not defined under International Financial Reporting Standards (“IFRS”). Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Comparable Funds from Operations and Comparable Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of the MD&A for the quarter for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

•	Reduced overhead by $25 million annually by eliminating 239 positions during the quarter. Together with overhead reductions in Canadian Coal announced earlier this year, our efficiency and productivity initiatives will contribute to approximately $47 million in cost savings annually.
•	Raised $442 million in long-term project financing. The financing closed on Oct. 1, 2015.

•	Reached an agreement with the Alberta Market Surveillance Administrator (the “MSA”) to settle all outstanding proceedings before the Alberta Utilities Commission (the “AUC”). The settlement, which took the form of a consent order, was approved by the AUC on Oct. 29, 2015. Under the terms of the order, we will pay a total amount of $56 million, including approximately $27 million as a repayment of economic benefit, $4 million to cover the MSA’s legal and related costs, and a $25 million administrative penalty. The $25 million administrative penalty will be paid in Nov. 2016.

•	At September 30, 2015 our liquidity was approximately $0.9 billion compared to $1.6 billion as at Dec. 31, 2014. We used our liquidity to repay a USD$500 million Senior Note that matured in January and have no material debt maturity until 2017. In early October, we used proceeds from the financing described above to increase our liquidity to $1.3 million.

2015 and 2016 Outlook

Alberta power prices averaged $26 per MWh during the quarter, compared to $64 per MWh in the same period last year. Although TransAlta’s strategy of being highly contracted generally limits the impact of low prices, our wind and hydro businesses in Alberta were adversely impacted by lower prices during the quarter. Accordingly, we are adjusting our guidance for the year to the lower end of the previously disclosed comparable EBITDA ranges. Revised comparable EBITDA for 2015 is now expected to be between $980 and $1,010 million. Comparable FFO continues to be expected to be between $725 and $755 million.

TransAlta expects its comparable EBITDA for 2016 to be in the range of $990 million and $1.1 billion based on the current outlook for power prices in Alberta and the Pacific Northwest. Comparable FFO is anticipated to be in the range of $755 to $835 million. Comparable free cash flow is expected to be in the range of $250 million and $300 million, based on sustaining capital of approximately $330 million to $350 million.

As a result of Alberta PPAs, long-term contracts, and other short-term physical and financial contracts, on average, approximately 75% of TransAlta’s capacity is expected to remain contracted over the period from 2016 to the end of 2020. Approximately 85 per cent of TransAlta’s 2016 capacity is contracted at average prices of approximately $50 per MWh in Alberta and approximately U.S.$45 per MWh in the Pacific Northwest.

“We are maintaining the dividend at its current level, however, the Board may revisit the dividend in the future if factors such as changes in Alberta’s climate policy or persistent low power prices have a negative impact on our business prospects”, said Donald Tremblay, Chief Financial Officer. “We believe that our plan to reduce debt by dropping assets into TransAlta Renewables will be successful. We also intend to refinance corporate debt with debt at the project level.”

Third Quarter Review by Segment

Comparable EBITDA (in CAD$ millions)	3 Months Ended		9 Months Ended
	Sept 30, 2015	Sept 30, 2014	Sept 30, 2015	Sept 30, 2014
Canadian Coal	101	92	267	270
U.S. Coal	10	13 103	44	46
Gas	80	77	240	232
Wind([2])	23	27	111	123
Hydro	15	27	54	67
Energy Marketing	6	(4)	11	49
Corporate	(16)	(20)	(50)	(52)
Total Comparable EBITDA	219	212	677	735
•	Canadian Coal: Comparable EBITDA in the third quarter was $101 million and $267 million on a year-to-date basis, compared to $92 million and $270 million, respectively, for the same periods in 2014. Our high level of contracts and hedges in Canadian Coal mostly offset the impact of lower prices in Alberta compared to last year. Canadian Coal also experienced higher derates during the quarter due to the impact of hot weather on cooling ponds. In addition, during the quarter we completed planned outages at Sundance 5 and at Keephills 3. The reductions in operating expenses at our power plants and at our Highvale mine and mark-to-market gains on certain forward financial contracts that do not qualify for hedge accounting fully offset the negative impact of lower availability and lower prices on our comparable EBITDA.
•	U.S. Coal: Comparable EBITDA was $10 million in the quarter compared to $13 million for the same period in 2014 and $44 million on a year-to-date basis compared to $46 million in 2014. Third quarter results were negatively impacted by coal inventory write-downs and reduced generation as a result of low power prices, which were partially offset by mark-to-market gains on financial contracts put in place to hedge our future generation and the stronger U.S. dollar.
•	Gas: Comparable EBITDA in the third quarter was $80 million and $240 million year-to-date compared to $77 million and $232 million, respectively, for the same periods in 2014. The increase was a result of additional revenues from the Australian natural gas pipeline, which was commissioned in the first quarter, and the positive impact of the strengthening U.S. dollar on a U.S. dollar denominated contract in Australia.
•	Wind: Comparable EBITDA for the three and nine months decreased by $4 million and $12 million, respectively, to $23 million and $111 million compared to the same periods in 2014, primarily as a result of lower wind volumes in Eastern Canada and lower power prices in Alberta.

(1) Wind segment includes results of our solar facilities acquired during the quarter. Refer to the Significant and Subsequent Events section of the MD&A for the quarter for further details.

•	Hydro: Comparable EBITDA was $15 million in the quarter compared to $27 million for the same period in 2014 and $54 million on a year-to-date basis compared to $67 million in 2014. The decrease was a result of lower prices and a decrease in price volatility in Alberta during the third quarter, which limited our ability to take advantage of our flexibility to produce electricity in higher priced hours.
•	Energy Marketing: Energy Marketing generated comparable EBITDA of $6 million in the quarter compared to an EBITDA loss of $4 million for the same period in 2014. This represented a return to normal gross margin for Energy Marketing. On a year-to-date basis, comparable EBITDA was down $38 million to $11 million. The decrease is attributable to extraordinary market conditions in the first quarter of last year that resulted in substantial customer margins and volatile market conditions in the Alberta and Pacific Northwest regions in the second quarter of this year that negatively affected our Energy Marketing results.
•	Corporate: Corporate Segment costs were $16 million in the third quarter and $50 million year-to-date, lower than the same periods in 2014 when legal costs were incurred in relation to the MSA proceeding in front of the AUC.

Consolidated Financial Review

Comparable EBITDA for the quarter increased by $7 million to $219 million compared to the same period last year. Our high level of contracts and hedges mostly mitigated the impact of low prices in the quarter. Continued improvement in our mining operations to reduce fuel costs as well as a return to a normal level of gross margin by Energy Marketing contributed to our solid performance in the quarter. Our wind and hydro businesses in Alberta were impacted by the lower prices.

Comparable FFO decreased by $19 million to $126 million for the three months ended Sept. 30, 2015, despite higher EBITDA, as mark-to-market losses included in EBITDA in the second quarter reversed in the third quarter. On a year-to-date basis, comparable FFO decreased by $40 million to $497 million. The change in FFO was mainly due to the decrease in EBITDA. Lower interest expense, lower cash taxes, and an increase in realized foreign exchange gains offset some of the shortfall in EBITDA.

During the quarter, comparable net loss attributable to common shareholders was $33 million ($0.12 net loss per share), down from a comparable net loss of $13 million ($0.05 net loss per share) during the same period last year. The decrease was primarily due to an increase in depreciation and amortization resulting from the strengthening U.S. dollar, an increase in asset retirements, and an increase in income tax expense due to an increase in taxable temporary differences.

Reported net earnings attributable to common shareholders was $154 million for the quarter ($0.55 net earnings per share) compared to a net loss of $6 million ($0.03 net loss per share) for the same period in 2014. The differences between comparable and reported net earnings are mainly due to the gain on the Poplar Creek contract restructuring ($193 million)([3]), the provision relating to the settlement with the MSA ($55 million)(1), changes in the fair value of de-designated and economic hedges at U.S. Coal([4]) and restructuring costs.

Operating Review

Availability for the quarter was 91.2 per cent compared to 92 per cent in the same quarter last year, primarily due to higher derates at Canadian Coal due to hot weather impacting cooling ponds. Year-to-date, adjusted availability was 87.8 per cent which is slightly below our target of 89 to 91 per cent for 2015, primarily due to a two-month Force Majeure outage at our Keephills 1 facility caused by a damaged superheater. The unit returned to service on May 17, 2015. Availability during the period was also impacted by higher derates at Canadian Coal, the extension of the planned outage at Sundance 3 to allow for more work to be completed, and the completion of a planned outage at Keephills 3 in August.

As at Sept. 30, 2015, our planned major maintenance activities in coal are substantially complete for the year. In 2014, we had one planned major maintenance outage in Canadian Coal in the fourth quarter.

Total sustaining capital expenditures (excluding flood recovery capital) were $79 million for the third quarter and are $253 million year-to-date.

Recent Events

Poplar Creek Restructuring and Acquisition of Two Wind Farms

On Sept. 1, 2015, we closed the previously announced restructuring of the current arrangement for power generation services with Suncor Energy (“Suncor”) at Suncor’s oil sands base site near Fort McMurray and the acquisition of Suncor’s interest in two wind farms located in Alberta and Ontario, representing 65 MW of net capacity. The contract restructuring increased the duration of the contract by seven years to 2030, reduced our merchant exposure in Alberta, added high quality renewables assets and sourced additional assets for potential future drop-downs into TransAlta Renewables.

Over the last three years, we have nearly doubled the weighted average remaining contractual life of our gas fleet from six years to 12 years.

As a result of the agreement, we have recognized a gain of $263 million on the transaction:

•	recognition of a finance lease of $372 million less derecognition of Poplar Creek net assets, including exchanged working capital, at a carrying amount of $247 million;
•	supplemented by the acquisition of two wind farms for $138 million.

(1) Net of tax

(2) Hedge accounting could not be applied to certain contracts, and accordingly, the mark-to-market on these contracts impacted reporting earnings. The impacts of these mark-to-market fluctuations have been removed from revenues to arrive at comparable results, which reflect the economic nature of these contracts.

U.S. Wind and Solar Acquisition

We successfully completed the previously announced acquisition of 71 MW of fully contracted renewable generation assets for cash consideration of US$76 million together with the assumption of certain tax equity and US$42 million of non-recourse debt. The assets include TransAlta’s first solar facilities, representing 21 MW of solar facilities in Massachusetts, and a 50 MW Lakeswind wind facility in Minnesota, and increase the pipeline of assets which may be dropped-down into TransAlta Renewables. The purchase of the solar projects in Massachusetts closed on Sept. 1, 2015 and the purchase of the Lakeswind wind project in Minnesota was completed on Oct. 1, 2015.

Efficiency and Productivity Initiative

On Sept. 29, 2015, we announced the elimination of 239 positions to reduce our overhead. The initiative is expected to result in annual cost savings of approximately $25 million.

Earlier this year, we improved productivity at our Canadian Coal power generation and mining operations. These initiatives are expected to generate annual savings of approximately $22 million.

South Hedland Power Station

We continued construction of the AUD$570 million, 150 MW combined cycle gas power station in South Hedland, Australia, which we will own and operate. The civil construction phase is progressing with all major foundations footings complete, with the exception of the steam turbine. Manufacturing and factory acceptance testing of primary electrical equipment was also completed. We expect to start receiving equipment on site during the fourth quarter. The fully contracted power station is expected to be commissioned and delivering power to customers in the first half of 2017.

TransAlta Renewables Project Financing

On Oct. 1, 2015, TransAlta Renewables closed a $442 million bond offering for its indirect wholly-owned subsidiary, Melancthon Wolfe Wind LP. The bonds are amortizing and bear interest at a rate of 3.834 per cent, payable semi-annually, and mature on Dec. 31, 2028. Net proceeds of the financing were used to reduce our balance on the credit facility.

Investment Grade Rating

On Oct. 1, 2015, Moody’s Investor Services, Inc. (“Moody’s”) placed the rating of our senior unsecured debt under review for possible downgrade. The announcement by Moody’s is not anticipated to have a material financial impact on our business as we maintain investment grade ratings with stable outlooks from three credit rating agencies including BBB- (stable outlook) by Standard & Poors, BBB (stable outlook) by DBRS, and BBB- (stable outlook) by Fitch Ratings. We will continue to execute our plan to strengthen our financial position and remain committed to our financial and operating goals for 2015, including our plan to further reduce debt levels.

Third Quarter 2015 Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		9 Months Ended
	Sept 30, 2015	Sept 30, 2014	Sept 30, 2015	Sept 30, 2014
Adjusted availability (%) ([5]),([6])	91.2%	92.0%	87.8%	89.6%
Production (GWh) (1),([7])	10,839	11,445	29,559	32,795
Revenue	$641	$639	$1,672	$1,905
Comparable EBITDA	$219	$212	$677	$735
Reported Net Earnings (loss) attributable to common shareholders	$154	($6)	$30	($7)
Comparable Net Earnings (loss) attributable to common shareholders	($33)	($13)	($51)	$22
Comparable Funds from Operations	$126	$145	$497	$537
Cash Flow from Operating Activities	$200	$216	$314	$546
Comparable Free Cash Flow	$8	$34	$141	$192

Net Earnings (loss) per common share	$0.55	($0.03)	$0.11	($0.03)
Comparable Net Earnings (loss) per share	($0.12)	($0.05)	($0.18)	$0.08
Comparable Funds from Operations per share	$0.45	$0.53	$1.78	$1.97
Comparable Free Cash Flow per share	$0.03	$0.12	$0.51	$0.71
Dividends paid per common share	$0.18	$0.18	$0.54	$0.65

The complete report for the quarter, including MD&A and unaudited interim financial statements, as well as our quarterly presentation, will be available on the Investors section of our website: www.transalta.com.

Conference call

We will hold a conference call and webcast at 1:00 p.m. MT (3:00 p.m. ET) today to discuss our third quarter 2015 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts and investors. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jaeson Jaman" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

(1) Availability and production includes all generating assets (generation operations and finance leases that we operate). 2014 availability also includes equity investments, which were sold in May 2014.

(2) Adjusted for economic dispatching at U.S. Coal.

(3) 2014 production includes 314 GWh from CE Generation LLC and Wailuku Holding Company, LLC, both of which were sold in 2014. Refer to the Significant 2014 Events and Subsequent Events section of our 2014 Annual MD&A for further discussion.

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/powering-investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-669-9658 (Canada and USA toll free) or 1-604-674-8052 (Outside of Canada) with TransAlta pass code 2231 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009; and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at www.transalta.com or follow us on Twitter @TransAlta.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward looking statements including, without limitation, statements pertaining to TransAlta’s business and anticipated future financial performance, expected comparable EBITDA, comparable FFO and comparable free cash flow ranges for 2015 and 2016, the development of the South Hedland power station, expected sustaining capital expenditures for 2015 and 2016, target fleet availability for 2015 and 2016, expected cost reductions from the maintenance contract with Alstom and other initiatives, expected governmental regulatory regimes and legislation and their expected impact on us and the timing of the implementation of such regimes and regulations, as well as the cost of complying with resulting regulations and laws and the potential drop-down of assets to TransAlta Renewables.  These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities, changes in market prices where we operate, unplanned outages at generating facilities and the capital investments required, equipment failure and our ability to carry out repairs in a cost effective and timely manner, the effects of weather, disruptions in the source of fuels, water or wind required to operate our facilities, energy trading risks, failure to obtain necessary regulatory approvals in a timely fashion, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and commodity prices, general economic conditions in the geographic areas where TransAlta operates, impediments to the construction of the South Hedland power project and failure to proceed with plans for the sale of contracted assets or economic interests to TransAlta Renewables as a result of failure to agree to commercial terms with the independent directors of TransAlta Renewables, adverse market conditions or failure to obtain any regulatory, shareholder or third party approvals.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com